Exhibit 99.1

July 15, 2014

Stratasys Completes Acquisition of Solid Concepts

MINNEAPOLIS & REHOVOT, Israel—(BUSINESS WIRE)— Stratasys Ltd. (NASDAQ:SSYS), a leading global provider of 3D printing and additive manufacturing solutions, today announced the completion of its previously disclosed acquisition of Solid Concepts.

Stratasys announced the acquisitions of Solid Concepts and Harvest Technologies on April 2, 2014, and will combine Solid Concepts and Harvest Technologies with RedEye, its existing digital manufacturing service business, to establish one additive manufacturing services business unit. Stratasys expects to complete its acquisition of Harvest Technologies by the end of July.

David Reis, chief executive officer of Stratasys, stated, “We look forward to enhancing our customer offering with the completion of this transaction. With Solid Concepts’ deep knowledge of manufacturing and vertical focus, such as medical and aerospace, Stratasys will be even better positioned to meet our customers’ evolving additive manufacturing requirements. We are delighted to welcome the talented employees of Solid Concepts to the Stratasys family and look forward to completing the acquisition of Harvest in order to form a leading strategic platform to better meet customers’ needs.”

Stratasys expects to update its financial guidance to reflect both the Solid Concepts and Harvest transactions in conjunction with its second quarter 2014 financial results.

About Stratasys Ltd.

Stratasys Ltd. (Nasdaq:SSYS), headquartered in Minneapolis, Minnesota, and Rehovot, Israel, is a leading global provider of 3D printing and additive manufacturing solutions. The company’s patented FDM®, PolyJet® and WDM™ 3D Printing technologies produce prototypes and manufactured goods directly from 3D CAD files or other 3D content. Systems include 3D printers for idea development, prototyping and direct digital manufacturing. Stratasys subsidiaries include MakerBot and Solidscape, and the company operates the RedEye digital-manufacturing service. Stratasys has more than 1,900 employees, holds over 550 granted or pending additive manufacturing patents globally, and has received more than 25 awards for its technology and leadership. Online at: www.stratasys.com or http://blog.stratasys.com.

About Solid Concepts

Solid Concepts Inc. provides custom manufacturing solutions via additive manufacturing, rapid prototyping, CNC machining, cast urethanes, injection molding and tooling. Since 1991, Solid Concepts has provided engineering expertise from multiple fields to bring success to new products in the aerospace, medical, consumer product industries and more. Capabilities in PolyJet, Stereolithography (SLA), Plastic and Metal Laser Sintering (SLS & DMLS), Fused Deposition Modeling (FDM), QuantumCast™ Cast Urethanes, CNC, Tooling and Injection Molding allow for low to high volume production of plastics, urethanes, and metals directly from design data, resulting in significant time and cost savings. ISO 9001 and AS9100 certifications. http://www.solidconcepts.com/.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release relating to Stratasys’ expectations of the benefits that it will receive from its acquisition of Solid Concepts are forward-looking statements reflecting management’s current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys’ business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the risk that customers will not perceive the benefits provided by the Solid Concepts services to be as Stratasys believes them to be; the risk that the integration of Solid Concepts and its services into Stratasys will be more difficult and time consuming than Stratasys expects; and other risk factors more fully explained under the caption “Risk Factors” in Stratasys’ most recent Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC) on March 3, 2014. Stratasys is under no obligation (and expressly disclaims any obligation) to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by the rules and regulations of the SEC.

Stratasys
Shane Glenn, +1-952-294-3416
VP Investor Relations
or
Arita Mattsoff, +972-74-745-4000
VP Marketing